UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

ANN INC.

(Exact name of the registrant as specified in its charter)

Delaware	1-10738	13-3499319
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No)

7 Times Square New York, NY	10036
(Address of principal executive offices)	(Zip code)

Michael J. Nicholson

Executive Vice President, Chief Operating Officer, Chief Financial Officer and Treasurer

(212) 541-3300

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

The Conflict Minerals Report for the calendar year ended December 31, 2013 filed herewith as Exhibit 1.02 is available at http://investor.anninc.com.

Item 1.02	Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.02 to this Form SD under Item 2.01.

Section 2 – Exhibits

Item 2.01	Exhibits

Exhibit 1.02 Conflict Minerals Report for the calendar year ended December 31, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ANN INC.
/s/ Michael J. Nicholson	Date: May 30, 2014
Michael J. Nicholson
Executive Vice President, Chief Operating Officer,
Chief Financial Officer and Treasurer

EXHIBIT INDEX

Exhibit	Description

1.02	Conflict Minerals Report for the calendar year ended December 31, 2013

4